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                                                                  EXHIBIT 99.16

For:      IMMEDIATE RELEASE

Contact:  MICHAEL HAGAN/MONTY HOUDESHELL
          FURON
          714.831.5350

          ROGER PONDEL/ROBERT M. WHETSTONE
          ROGER PONDEL & WILKINSON
          310.207.9300

                    FURON COMPLETES SUCCESSFUL TENDER OFFER


         Laguna Niguel, CA -- January 3, 1997 -- Furon Company (NYSE:FCY) announced today that its tender offer for any and all of the outstanding common shares, including associated common share purchase rights, of Medex, Inc. (Nasdaq:MDEX) was completed with the expiration of the tender offer at 5:00 p.m., New York City time, on Thursday, January 2, 1997.

         Furon commenced the tender offer to purchase any and all outstanding common shares, including associated common share purchase rights, of Medex at a price of $23.50 per share, net to the seller in cash, without interest thereon, on November 15, 1996. A total of 5,380,092 common shares of Medex, including notices of guaranteed delivery, were tendered and not withdrawn in the tender offer. The tendered shares, after taking into account the shares that certain of Medex's directors and officers are selling to Medex, constitute approximately 94% of the total outstanding common shares of Medex and will enable Furon to effect the merger of Medex on a so-called "short form" basis (i.e., without a vote of its shareholders).

         Medex, based in Hilliard, Ohio, had sales of $99.3 million for its fiscal year ended June 30, 1996. The company manufactures polymer based critical care products and infusion systems for medical and surgical applications.

         Furon, a leading international manufacturer of engineered polymer components, serves five key markets: industrial process, transportation, electronics, capital goods and healthcare. Furon had sales of $345 million for its fiscal year ended February 3, 1996.